Exhibit 99.3

APHRIA INC.

Management’s Discussion & Analysis

APHRIA INC.

Management’s Discussion & Analysis

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Aphria Inc., (the “Company” or “Aphria”), is for the year ended May 31, 2019. It is supplemental to, and should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the year ended May 31, 2019. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. Additional information regarding Aphria Inc. is available on our website at www.aphriainc.com or through the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

In this MD&A, reference is made to gram equivalents, “all-in” cost of sales of dried cannabis per gram, cash costs to produce dried cannabis per gram, cannabis gross profit, cannabis gross margin, distribution gross profit, distribution gross margin, adjusted EBITDA, adjusted EBITDA from cannabis operations, adjusted EBITDA from distribution operations, adjusted EBITDA from businesses under development, strategic investments, capital and intangible asset expenditures – wholly owned subsidiaries, and capital and intangible asset expenditures – majority owned subsidiaries which are not measures of financial performance under IFRS. The Company calculates each as follows:

•	“Gram equivalents” include both grams of dried cannabis as well as grams of cannabis oil as derived using an ‘equivalency factor’ of 1 gram per 5.75 mL of cannabis oil, prior year 1 gram per 4.5 mL of cannabis oil. Management believes this measure provides useful information as a benchmark of the Company against its competitors.
•	“All-in” cost of sales of dried cannabis per gram is equal to production costs less the costs of accessories less cannabis oil conversion costs (“cost of sales of dried cannabis”) plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. This measure provides the cost per gram of dry cannabis and gram equivalent of oil sold before the post harvesting processing costs to create oil or other ancillary products.
•	Cash costs to produce dried cannabis per gram is equal to cost of sales of dried cannabis less amortization, packaging costs and distribution costs plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as it removes non-cash amortization and packaging costs and provides a benchmark of the Company against its competitors.
•	Cannabis gross profit is equal to gross profit less distribution revenue, other revenue, cost of goods purchased, other costs of sales, the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes non-similar revenue, costs and fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.
•	Cannabis gross margin is cannabis gross profit divided by net revenue from cannabis produced. Management believes this measure provides useful information as it represents the gross profit based on the Company’s cost to produce inventory sold and removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.
•	Distribution gross profit is equal to gross profit less revenue from cannabis produced, other revenue, excise taxes, production costs, other costs of sales, the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes non-similar revenue and costs.
•	Distribution gross margin is distribution gross profit divided by distribution revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s costs to purchase inventory for resale.
•	Adjusted EBITDA is net income (loss), plus (minus) income taxes (recovery) plus (minus) non-operating (income) loss, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs, and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.
•	Adjusted EBITDA from cannabis operations is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements: Aphria Inc. and Broken Coast Cannabis Ltd. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s operations in the cannabis regulated industry.
•	Adjusted EBITDA from distribution operations is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements; CC Pharma GmbH, ABP, S.A. and FL-Group. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s distribution operations.
•	Adjusted EBITDA from businesses under development is adjusted EBITDA minus adjusted EBITDA from cannabis operations and adjusted EBITDA from distribution operations. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by the Company’s businesses under development.
•	Strategic investments are the total cash out flows used in investing activities relating to investment in long-term investments and equity investees as well as both notes and convertible notes advanced. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.
•	Capital and intangible asset expenditures - wholly owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for wholly owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.

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APHRIA INC.

Management’s Discussion & Analysis

•	Capital and intangible asset expenditures - majority owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for majority owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.

These measures are not necessarily comparable to similarly titled measures used by other companies.

All amounts in this MD&A are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise indicated.

This MD&A is prepared as of July 31, 2019.

Company Overview

Aphria Inc. (“Aphria”), a company amalgamated under the laws of the province of Ontario, is licensed to produce and sell medical and adult-use cannabis and cannabis-derived extracts in Canada under the provisions of the Cannabis Act. Aphria received its licence to produce and sell medical cannabis on November 26, 2014, followed by its licence to sell cannabis extracts on August 18, 2016. These licences were extended to include the adult-use market on October 17, 2018. Aphria’s head office is based in Leamington, Ontario, adjacent to Aphria One, the Company’s original 1,100,000 square foot Leamington greenhouse facility. Throughout this MD&A, Aphria will refer to its original Leamington campus as “Aphria One”.

The Company’s common shares are listed under the symbol “APHA” on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”).

Canadian Cannabis Operations

The Company’s domestic Canadian cannabis operations are comprised of the original Aphria One greenhouse facility (described above), its Leamington-based Extraction Centre of Excellence, wholly-owned British Columbia-based subsidiary Broken Coast, and 51% majority owned Leamington-based subsidiary, 1974568 Ontario Ltd. (“Aphria Diamond”).

The Extraction Centre of Excellence is being constructed as an integral part of the Company’s Leamington production facilities, combining science and innovation to develop the future of the cannabis industry.

Broken Coast Cannabis Ltd. (“Broken Coast”), a subsidiary of the Company acquired in February 2018, is licensed to produce and sell cannabis under the provisions of the Cannabis Act. Broken Coast’s purpose-built, indoor cannabis production facility on Vancouver Island provides Aphria with ‘B.C. Bud’ and is a leading premium cannabis brand.

Aphria Diamond is a 51% majority owned subsidiary of the Company, incorporated in November 2017. This entity is the Company’s venture with Double Diamond Farms (“Double Diamond”). Aphria Diamond has applied for a second site cultivation licence under the provisions of the Cannabis Act.

The Company is awaiting Health Canada approval at Aphria Diamond which will expand the Company’s production capacity. Once this expanded facility is licensed, operating at capacity and in full crop rotation, the Company will have more than 2.4 million square feet of space under cultivation capable of annual production of more than 255,000 kgs of cannabis.

International Operations

Aphria EMEA is a group of subsidiaries of the Company operating throughout the emerging Cannabis market in Europe, the Middle East, and Africa with a focus on building a global cannabis company. The Company’s operations are split between distribution and production.

The Company has a distribution operations presence throughout the EMEA region. Currently, the majority of distribution activities within the EMEA region relate to distribution of medical products with plans to continue developing and incorporating cannabis products into the product assortment.

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APHRIA INC.

Management’s Discussion & Analysis

The Company has production operations presence in Germany and Lesotho. The production presence in Germany has expanded in the current year with the Company obtaining 5 cultivation lots from the German government. In addition to obtaining the maximum number of lots within the tender process, the Company stands as the only licensed producer in Germany with the permission to grow all three strains of medical cannabis approved by the BfArM. Further, the Company launched CBD offerings for medical and cosmetic products within Germany. The Company has a production presence in Lesotho, with an under construction large-scale extraction operation to support the forecasted demand of cannabis products within the EMEA corridor.

LATAM Holdings Inc. (“LATAM”) is a subsidiary of the Company acquired in September 2018. LATAM holds key licences in Colombia, Argentina and Jamaica through its subsidiaries MMJ Colombia Partners Inc., Marigold Acquisitions Inc., Hampstead Holdings Ltd., MMJ International Investments Inc., ABP, S.A., Marigold Projects Jamaica Limited, and ColCanna S.A.S. Through the LATAM acquisition, the Company obtained the rights to purchase a majority interest in a Brazilian incorporated entity, upon that Brazilian entity obtaining a medical cannabis cultivation, processing and distribution licence in Brazil.

The Company’s majority and wholly-owned subsidiaries are as follows:

Subsidiaries	Jurisdiction of incorporation	Ownership interest (1)
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
LATAM Holdings Inc.	British Columbia, Canada	100%
Marigold Acquisitions Inc.	British Columbia, Canada	100%
MMJ International Investments Inc.	British Columbia, Canada	100%
Nuuvera Holdings Limited	Ontario, Canada	100%
ARA – Avanti Rx Analytics Inc.	Ontario, Canada	100%
MMJ Colombia Partners Inc.	Ontario, Canada	100%
Nuuvera Israel Ltd.(2)	Israel	100%
FL-Group	Italy	100%
Goodfields Supply Co. Ltd.	United Kingdom	100%
Hampstead Holdings Ltd.	Bermuda	100%
ABP, S.A.	Argentina	100%
Nuuvera Deutschland GmbH	Germany	100%
Aphria Deutschland GmbH	Germany	100%
CC Pharma GmbH	Germany	100%
CC Pharma Research and Development GmbH	Germany	100%
Aphria Handelsgesellschaft	Germany	100%
Marigold Projects Jamaica Limited	Jamaica	95	%(3)
Nuuvera Malta Ltd.	Malta	90%
ASG Pharma Ltd.	Malta	90	%(4)
QSG Health Ltd.	Malta	90	%(5)
ColCanna S.A.S.	Colombia	90%
CC Pharma Nordic ApS	Denmark	75%
1974568 Ontario Ltd.	Ontario, Canada	51%
Aphria Terra S.R.L.	Italy	51%
Aphria Italy S.p.A.	Italy	51%
APL – Aphria Portugal, Lda.	Portugal	51%
CannInvest Africa Ltd.	South Africa	50%
Verve Dynamics Incorporated (Pty) Ltd.	South Africa	30	%(6)

(1)	The Company defines ownership interest as the interest in which the Company is entitled a proportionate share of net income. Legal ownership of some subsidiaries differs from ownership interest shown above.
(2)	Represents inactive subsidiaries, which have no operations and do not own any assets, save and except for a related party balance owing to the Company, and is in the process of being dissolved.

(3)	The Company holds 49% of the issued and outstanding shares of Marigold Projects Jamaica Limited, through wholly owned subsidiary Marigold Acquisitions Inc. The Company holds rights through a licensing agreement to 95% of the results of operations of Marigold Projects Jamaica Limited.

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APHRIA INC.

Management’s Discussion & Analysis

(4)	The Company holds 100% of the issued and outstanding shares of ASG Pharma Ltd., through 90% owned subsidiary Nuuvera Malta Ltd.
(5)	The Company holds 100% of the issued and outstanding shares of QSG Health Ltd., through 90% owned subsidiary Nuuvera Malta Ltd.
(6)	The Company holds 60% of the issued and outstanding shares of Verve Dynamics Incorporated (Pty) Ltd., through 50% owned subsidiary CannInvest Africa Ltd.

STRATEGY AND OUTLOOK

Aphria, a leading global cannabis consumer packaged goods company and is setting the standard for brand development, product innovation, and industrial scale cultivation automation for the production of high-quality cannabis grown in the most natural conditions possible. The Company was one of the first licensed producers in Canada and the first Canadian licensed producer to fully exploit greenhouse cultivation and industrial-scale production to deliver sustainable operating profit margins in the emerging cannabis industry. Through its international operations, the Company also seeks opportunities to create long-term shareholder value by identifying partnership and investment opportunities where the Company can apply experience and knowledge gained in the Canadian cannabis industry. Applying this experience to other jurisdictions where a national cannabis legalization framework is developing and local market characteristics are expected to support the Company’s competitive strengths.

Canadian Cannabis Operations

Canadian Cannabis Operations include the results of: (i) the parent Aphria; (ii) Canadian subsidiaries which hold investments and have no other operations; (iii) companies which are applicants and are expected to become licensed cannabis producers in Canada (Aphria Diamond); and, (iv) companies which also actively produce and sell cannabis under the Cannabis Act (Aphria Inc. and Broken Coast).

Licences

The Company received approval from Health Canada for its 800,000 sq, ft. Part IV and Part V expansion at Aphria One. It placed the first plants in the approved greenhouse area during the first week of March 2019. As of the date of this MD&A, the greenhouses have been fully planted and the Company has completed first sale of cannabis grown and harvested from Part IV and Part V expansion.

As of the date of this MD&A, the Aphria Diamond facility is complete, the licence application was originally submitted in March 2018 and we continue to engage in discussions with Health Canada on the application. The ultimate date of approval by Health Canada is unknown. Once approved by Health Canada, the facility will go through a short ramp period, similar to Aphria One. Once fully planted the Company’s expected production capacity(1) will be 255,000 kgs a year.

(1)	These figures are considered forward-looking information and are based on the Company’s experience in growing cannabis, and data available concerning the wide variety of strains under the growing conditions maintained at its facilities. Material assumptions to derive capacity at full completion include, but are not limited to: the number of plants expected to occupy each facility, the number of harvest cycles and average yield per harvest cycle per year for the strains expected to be grown at each facility.

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APHRIA INC.

Management’s Discussion & Analysis

Canadian medical market brands

Since 2014, the Aphria brand has been a leading choice for patients seeking high quality pharmaceutical-grade medical cannabis. As the Canadian adult-use market continues to develop, the Company expects to continue to focus and invest in the Canadian medical market while concurrently developing cannabis-based products and brands targeting the adult-use market.

Canadian adult-use market brands

The Company is investing capital and resources to establish a leading position in the adult-use market in Canada. These investments are focused on brand development, product innovation, marketing, sales, education, and research to enable the Company to capture, retain and grow a significant share of the Canadian market as it continues to develop.

Aphria developed its initial portfolio of adult-use brands to specifically meet the evolving needs of Canada’s most profitable segments. The Company leveraged its strengths to offer products with unique attributes – from price through to potency and assortment – to best serve its consumers. The suite of brands created by the Company for Canada’s adult-use market include Solei, RIFF, Good Supply, and Broken Coast. Each brand is unique to a specific target audience with various product offerings designed to meet the needs of its targeted segments, described below:

Solei Sungrown Cannabis (“Solei”) is designed for current and novice users, pairing an assortment of carefully curated strains and product formats for different experiences. Solei’s signature ‘Moments’ based approach has received very positive feedback from retailers and consumers seeking a simplified approach to cannabis.

RIFF is a culture and community focused brand supporting the artistic community across Canada. The brand has high potency offerings available for more experienced users.
Good Supply offers regular cannabis users with a no-frills, yet excellent value-for-money assortment that does not sacrifice quality.

Complementing Aphria’s in-house brands, the Company’s wholly-owned subsidiary Broken Coast is a multi-award-winning craft grower that delivers a premium product and provides consumers with an opportunity to access a brand synonymous with British Columbia-grown cannabis. Broken Coast’s craft cannabis is grown on the shores of the Salish Sea in small batches using single-strain growing rooms. All flower is hand-trimmed and slow-cured ensuring premium product quality and consistency.

Product development

The Canadian government has committed to regulating the sale of cannabis infused products in 2019. According to Headset, Inc., data which tracks US sales across the cannabis category, the vape market makes up 17% to 30% of sales (California, Nevada, Colorado, Washington) depending on the market. Aphria is investing capital and resources in product research, development, and production technologies in anticipation of the legalization of these new emerging categories. As a part of these R&D efforts, the Company is investing in the following areas to develop consistent and unique formulations to be used in its end-products:

•	Industrial-scale extraction technologies using different methods including CO2, butane and ethanol;

•	The effective isolation of terpenes, cannabinoids and other cannabis compounds; and,

•	Development of nano-emulsification technology providing flavourless and colourless input material into derivative products such as edibles and beverages.

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APHRIA INC.

Management’s Discussion & Analysis

The Company is currently highly engaged in R&D, IP partnerships and formulation development for a broad suite of high margin derivative products such as vapes, edibles, beverages, concentrates, topicals and other products such as oral thin strips and transdermal patches.

Within these categories, the Company’s primary focus in the near term is vape products as the company anticipates that said products will represent a similar percentage of the Canadian cannabis market as it does in existing US markets and is very well aligned to its superior extraction capabilities and know-how. The Company anticipates having vape products available following the statutory notice period required to sell the products under the Cannabis Regulations, sometime in December. The Company believes edibles and beverages will collectively represent a much smaller proportion of the market and has a strategy established to meet this demand, which will be implemented after vapes have been introduced.

Distribution

The Company signed supply agreements with all the provinces and the Yukon Territory in Canada, representing access to 99.8% of Canadians, showing the Company’s commitment to becoming a leader in the adult-use market. The Company is one of a handful of licensed producers which has agreements with every province in Canada.

The Company signed an exclusive distribution agreement with Great North Distributors Inc. (“Great North Distributors”), a wholly-owned Canadian subsidiary of Southern Glazer’s Wine & Spirits (“Southern Glazer’s”), to provide the Company with the sales force and wholesale/retail channel expertise required to efficiently distribute the Company’s product through each of the provincial/territorial cannabis control agencies. As one of the leading distributors of alcoholic beverages in Canada, Great North Distributors has extensive expertise in managing compliance with the unique rules that govern the marketing of controlled substances in each of the jurisdictions where the Company has supply agreements. The Company has leveraged the Great Northern Distributors agreement by signing a subsequent agreement with We Grow BC Ltd. (“We Grow”), a Vancouver-based licensed producer of premium cannabis, to become We Grow’s exclusive sales representatives across Canada. As of May 31, 2019, We Grow has listed its products in multiple provinces providing additional revenue for the Company.

In addition to the above distribution agreements for the adult-use market, the Company sees an expanded distribution path in the medical cannabis market with its five-year supply agreement with Shoppers Drug Mart.

Production

The Company’s Aphria One facility is fully licensed and as of the date of this MD&A is fully planted. The Company currently has an open second site licence application for its Aphria Diamond site. The site is complete, the licence application was originally submitted in March 2018 and we continue to engage in discussions with Health Canada on the application. The ultimate date of approval by Health Canada is unknown. Once approved by Health Canada, the facility will go through a short ramp period, similar to Aphria One. Once fully planted the Company’s expected production capacity(1) will be 255,000 kgs a year.

(1)	These figures are considered forward-looking information and are based on the Company’s experience in growing cannabis, and data available concerning the wide variety of strains under the growing conditions maintained at its facilities. Material assumptions to derive capacity at full completion include, but are not limited to: the number of plants expected to occupy each facility, the number of harvest cycles and average yield per harvest cycle per year for the strains expected to be grown at each facility.

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APHRIA INC.

Management’s Discussion & Analysis

Aphria One

The Company’s original flagship greenhouse facility, Aphria One, accounts for more than 90% of the Company’s current production.

The Company obtained Health Canada approval on the additional 800,000 square feet at Aphria One in March 2019. Prior to obtaining this approval, the Company effectively lowered Aphria One’s functional capacity by allocating a portion of the facility to the growth and maintenance of mother plants, to ensure Part IV could commence growing operations without delay upon approval from Health Canada. With the Part IV and Part V greenhouse expansions completed and approved, the Company has over 1,100,000 sq. ft. of state-of-the-art operational greenhouse facilities.

As of May 31, 2019, the Company has spent approximately $159,000 for the Part IV and Part V expansion, an increase of approximately $11,000 (7%) from the original combined budget. The increase is mainly due to project add-ons and change orders relating to upgrades in order to maintain the industry leading state-of-the-art infrastructures.

The Company is positioned to be the first licensed producer to bring industrial horticulture production technology into the cultivation of cannabis within a greenhouse environment. This cutting-edge technology will automate the following functions of the plant growing cycle:

•	Transplanting cuttings through various stages into the final pots for flowering;
•	Aiding in evaluation of the health and quality of plants to ensure plants meet the Company’s stringent quality standards throughout the many stages of the growing cycle;
•	Monitoring and providing the necessary water and vital nutrients to the plants during the growing cycle; and
•	Transporting plants through different areas in the greenhouse including to the processing room once harvested.

With this innovative technology implemented, the only human interaction throughout the plants’ growth cycle for plants grown in these areas are at the initial phase of taking the cuttings and in the final phase to trim and prune the plants.

Additional state-of-the-art automation employed throughout the rest of the facilities include processes that involve:

•	Cutting the plants, and transferring them to be processed;
•	Automating the de-budding and trimming process;
•	Disposing of waste produced in the cutting, de-budding and trimming phase of production; and
•	Distributing the buds into trays in a drying rack to evenly dry and cure the harvested product.

Automating labour-intensive parts of the production process enables the Company to achieve optimal product consistency and quality control while significantly reducing operating costs. In addition to the reduction of labour costs, the Company has also introduced measures that significantly reduce energy costs and consumption.

The Company installed a co-generation power plant that utilizes natural gas to generate its own electricity and as a by-product of this process, hot & cold water and CO2. This combined-cycle process not only generates electricity for use in the greenhouse to operate the lights and air conditioners, but also hot & cold water that is used to control the temperature and humidity in the greenhouse. The residual gas emissions created by this process are directed through a catalytic converter to create CO2 which is used during the growing cycle. This co-generation power plant also incorporates state-of-the-art power switching capability that automatically selects between the public electrical grid and the Company’s private power co-generation equipment to ensure it is constantly using the most cost-effective energy available.

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APHRIA INC.

Management’s Discussion & Analysis

In addition to these energy saving initiatives, the Company has installed systems that recycle the water used in the irrigation process. The ‘used’ water is sterilized through a pasteurization process which then allows it to be reused to irrigate additional plants thereby reducing the total amount and cost of water used on a per gram basis.

Aphria Diamond

Through this 51% owned subsidiary, the Company has partnered with Double Diamond, a company with multi-generational expertise in the commercial greenhouse industry. This partnership provides Aphria with access to an industry leading team of growers and operators with expertise in large-scale greenhouse operations as well as contracted exclusive access to all of the production from the Aphria Diamond joint venture.

The Company anticipates that the infrastructure will be complete in time for the first harvest from the Aphria Diamond greenhouse.

The Company provided $10,200 of initial capital to the venture with Double Diamond contributing $9,800. Aphria Diamond acquired 100 acres of land, including almost 32 acres of greenhouses for $42,389, and spent an additional approximately $77,000 as at May 31, 2019 made up both the greenhouse retrofit and capital expenditures relating to operational equipment. The Company expects the project to cost an additional $4,400 to complete due to additional high-voltage lighting and electrical service upgrades as well as project add-ons. All funds above the initial seed capital are currently being funded by the Company and will be repaid in full by Aphria Diamond.

Aphria Diamond is implementing similar levels of automation, as described above in Aphria One.

All production from Aphria Diamond will be sold to Aphria at an agreed upon transfer price, allowing Aphria to recognize 100% of the remaining profit from any further processing into a derivative product, and 100% of the wholesale margin from branding on all product from Aphria Diamond.

Broken Coast

Broken Coast is the Company’s premium brand of indoor-grown cannabis. Broken Coast provides the Company access to the quality associated with British Columbia-grown cannabis as well as an award-winning genetic bank of cannabis strains which in turn can be produced at scale through the Company’s Aphria One and Aphria Diamond facilities. Broken Coast will continue the development of new premium strains and continue to represent what is the highest level of premium cannabis grown through their custom-built indoor facilities.

Extraction Centre of Excellence

The Company’s state-of-the-art Extraction Centre of Excellence will be physically located on the same property as Aphria Diamond and requires Aphria Diamond’s licence to submit a licence amendment application with Health Canada. As a result of the open licence application, the Company has taken steps at its licensed facilities to supplement its extraction capabilities. These steps ensure that sufficient extraction capacity exists to process all of the Company’s extraction needs regardless of when the licence for the Extraction Centre of Excellence is received. Once the licence is received, the Company will have extra extraction capacity to increase the amount of biomass it processes for either internal or external needs.

This facility will provide the necessary production capacity and innovation to incorporate the Company’s currently developed extraction technologies and further expand on these technologies to create new and innovative product offerings for the adult-use market as they become legal to sell in Canada. The facility will be equipped to conduct a wide range of cannabis extractions, including CO2, butane, ethanol, and to produce world-class cannabis concentrates, including fractionated distillates.

The Canadian cannabis market is in the early stages of its evolution with a limited focus on the sale of cannabis as a product, in the form of dried flower or bud, shake or trim, as well as cannabis oil in its many forms, including tinctures, softgel capsules, and oral sprays. The Company believes that as the global cannabis industry evolves, this focus on cannabis as a product will evolve into cannabis as an ingredient. The Extraction Centre of Excellence was created to facilitate Aphria’s leadership in the evolution of cannabis as an ingredient as the Company intends to create its own branded products with these cannabis ingredients.

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APHRIA INC.

Management’s Discussion & Analysis

As at May 31, 2019, the Company incurred expenditures approximately $41,700 of its expected cost of $62,300 budgeted, for the completion of the Extraction Centre of Excellence, an increase of $7,300 from the original budget. The increase is mainly due to the additional costs expected in order to ensure that the new facility has all the safety upgrades installed as well as the most modern state-of-the-art equipment and extraction methods available.

Licences

The Company holds two licences under the Cannabis Act for cultivation processing and sale: Aphria One and Broken Coast.

The Company obtained approval from Health Canada in March 2019 expanding the licensed growing area at Aphria One from 300,000 sq. ft. to over 1,100,000 sq. ft. The Company also has submitted an application for a second site licence for Aphria Diamond, once approved will provide an additional 1,300,000 sq. ft. of licensed greenhouse growing area.

The Company is in progress of obtaining EU-GMP certification by the European Medicines Authority within its Aphria One and Avanti locations.

The licences and certification provide the Company with the ability to cultivate, process and sell cannabis within Canada and to export its products into other countries where the sale of cannabis is legal.

U.S. Expansion Strategy

The Company believes that the existing U.S. cannabis market is hindered by the federal prohibition on cannabis resulting in poor capital allocation by active players as they jockey for first mover advantage. Currently, operators are forced to create cultivation and distribution centers in each state they wish to participate in, forcing them to operate multiple facilities in order to become a multi-state operator (“MSO”). The current MSO model results in poor capital allocation as money is invested within multiple individual states where investments would not be made but for current interstate trade barriers. The Company is focused on participating in U.S. federally permissible activities, and is therefore currently reviewing the landscape and looking to prepare for legalization of cannabis through the purchase of profit generating companies in other industries and converting their existing operations to include cannabis when it is federally legal to do so. The Company is looking to develop cannabis operations based on the best locations to service the United States as opposed to operating individual locations in less desired locations as a result of the current legalization structure, when federally legal to do so. Furthermore, the Company is evaluating potential strategic partnerships in order to accelerate and escalate the Company’s brand capabilities and strategies.

The Company intends to be well poised to capitalize on the U.S. market once it becomes federally legal to do so through this unique strategy. The Company believes investing in more established industries will generate faster returns through positive EBITDA, while putting the Company in the best possible position to generate significant long-term returns when the U.S. legalizes cannabis federally and removes the current barriers in the industry.

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APHRIA INC.

Management’s Discussion & Analysis

International Operations

Outside of Canada, the Company is developing partnerships and making direct investments in countries where there is an existing or emerging federal legal cannabis market. The Company’s international strategy is currently focused on medical cannabis markets in stable economic and political jurisdictions that have developed or are developing effective regulations and enforcement mechanisms that limit licensed production and control importation and distribution.

Through several acquisitions, the Company secured access to key international markets, management team bench strength with a proven knowledge and executional success within the industries and jurisdictions in which they operate. The Company believes that with its significant experience in the highly regulated Canadian cannabis market, it will be able to export its industry leading knowledge and practices to its global subsidiaries as these markets mature.

As part of its international strategy, the Company is developing regional hubs. These hubs will represent key countries for investment and will aid in the flow of cannabis goods across the globe.

The Company has international operations in Australia, Argentina, Colombia, Denmark, Germany, Italy, Jamaica, Lesotho, Malta, Paraguay and maintains an option for entry into Brazil. With these markets still in their infancy, and the regulatory environment around them still being formed, these countries are looking to Canada as a leader in developing the regulatory environment. The Company provides a unique opportunity to bring the experience from working within Canada during the development of the cannabis regulations, to provide this expertise and knowledge to develop these global cannabis markets.

Export facility from Canada

Through the acquisition of Nuuvera Inc., the Company acquired Brampton-based ARA - RX Analytics Inc. (“Avanti”), which currently holds three Canadian licences: (i) Cannabis Processing Licence; (ii) Cannabis Analytical Testing Licence; (iii) Drug Establishment Licence; and, (iv) Medical Device Establishment Licence.

In addition to allowing the Company to possess and handle cannabis and cannabis derivative products, these licences allow Avanti to engage in the possession, production, packaging, sale, transportation and delivery and testing of drugs and medical devices in addition to cannabis and related cannabinoids. The Company is also able to complete testing/analysis of active pharmaceutical ingredients.

The Company is currently in the process of securing EU-GMP certification, which will then be used as the Canadian staging site for international bound GMP certified products. The Company’s EU-GMP certification will cover the extraction, post processing, testing, packaging and shipping process.

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APHRIA INC.

Management’s Discussion & Analysis

Pan-Asia

Australia

Aphria Inc. maintains relationships in Australia with two companies conducting medical cannabis clinical trials. Medlab Pty Ltd. is currently in a clinical trial related to oncology pain using Aphria blended cannabis strains for oil, subsequently converted in Australia into a nanocell mucosol spray. Aphria and Medlab Pty Ltd. share the rights in the intellectual property associated with the active pharmaceutical ingredient (“API”) on this trial. CannPal Pty Ltd., is currently in a clinical trial related to animal pain in cats and dogs, using Aphria strains.

European Union

Germany

The German market is considered to be one of the most highly sought-after medical cannabis markets in the world. German law currently permits import of cannabis only. The German government recently completed a tender process to award licences for in-country cultivation. Aphria EMEA, through its German wholly-owned subsidiary Aphria Deutschland GmbH (“Deutschland”), was one of the three selected by the German Federal Institute for Drugs and Medical Devices (“BfArM”) to receive a licence for the cultivation of medical cannabis in Germany. The Company was granted the most available lots within the tender process, a total of 5 lots, and is the only licensed producer in Germany with the permission to grow all three strains of medical cannabis approved by the BfArM. Each lot is expected to provide a minimum annual capacity of 200 kgs. Germany currently allows the sale of cannabis and cannabis extracts in pharmacies. These cannabis-based products are also covered by insurance companies. This coverage provides a greater number of medical cannabis patients with access to the full use and benefits of these products.

The Company’s approach in Germany is a three-pronged approach covering: demand; supply; and, distribution.

Demand

Through the acquisition of a 25.1% interest in Berlin-based Schöneberg Hospital, the Company has access to doctors and patients to support the education of the benefits of medical cannabinoids. The Company also plans to build and operate pain treatment centers including the new possibilities of digital health care throughout Germany, which will further provide access to patients. The Company has partnered with a leading company in digital apps and medical software to build a modern, patient centric clinic for telemedicine. The Company launched various CBD products in the current quarter including medical and recreational products. The Company’s portfolio of CBD products ranges from medical, oil, edibles, drinkables, and skin care products that will be distributed through multiple sales channels.

Supply

The Company will, through imports and local production, supply products into the German market. The Company entered into a strategic partnership with a prominent European flower producer, to obtain access to EU GMP-certified organic medical cannabis. This agreement ensures the Company will have further access to cannabis for distribution throughout the EU. The Company is further developing the facilities, in order to deliver the first harvest by the end of 2020 to BfArM as well as a storage facility to support a GMP certified storage space.

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APHRIA INC.

Management’s Discussion & Analysis

Distribution

Through the acquisition of CC Pharma GmbH (“CC Pharma”), the Company obtained a leading importer and distributor of EU-pharmaceuticals for the German market. With over 317 active German national pharmaceutical licences, 690 active EU pharmaceutical licences, and access to approximately 13,000 active pharmacy accounts, CC Pharma operates a production, repackaging and labelling facility. Based on regulations, pharmacies can only supply the product that has been prescribed to the patient unless the product is unavailable. As such, the Company will expand CC Pharma’s operations to meet the high demand for medicinal cannabis through distributing cannabis throughout the German pharmacies, leveraging its existing business and know-how to ensure that the Company’s products are sufficiently stocked in the pharmacies in Germany.

Malta

Through subsidiary ASG Pharma Ltd. (“ASG”), the Company received the first import certificate for medical cannabis issued by the Government of Malta’s Ministry of Health. The Company intends on using the Malta facility to import cannabis resin and dried flower for processing, packaging and distribution of EU-GMP certified cannabis products throughout large parts of Europe. As of May 31, 2019, the analytical Lab is EU GMP certified and fully operational. The development of a new floor dedicated to the processing and packaging of bulk cannabis in accordance with EU-GMP is ongoing and will be ready and expected to be fully operational as an EU GMP certified facility by the end of Q2 of fiscal year 2020, pending certification by the European Medicines Authority.

This Malta facility will provide the Company with the ability to bring production of cannabis product from outside of Europe into an EU-GMP certified facility for further packaging, processing and distribution throughout Europe.

Through subsidiary QSG Health Ltd. (“QSG”), the Company will pursue the health and wellness market with CBD based products. These products will not have the THC component found in cannabis and will focus on diversifying the Company’s product offerings throughout Europe.

Italy

The Company’s wholly owned subsidiary, FL-Group, is authorized for the distribution of pharmaceutical products, including cannabis-based and cannabinoids products in Italy to pharmacies. The FL-Group acts as the Company’s distributor to the Italian cannabis market. The company has established Aphria Terra as a grassroots organization involved with furthering the Company’s presence in the Italian cannabis industry.

United Kingdom

Medicinal cannabis was legalized in the UK effective November 1, 2018. The Company entered into a supply agreement for bulk product for sale in the UK medicinal cannabis market. In addition, the Company recently exported, on a compassionate basis, to the UK “Jorja’s Hope”, a 200:1 product to assist a three year-old control her epileptic seizures.

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APHRIA INC.

Management’s Discussion & Analysis

Africa

Lesotho

The Company entered into a venture in CannInvest Africa Ltd. (“CannInvest”), a South African corporation. Aphria’s partner in CannInvest is the Verve Group of Companies, founded by Richard Davies, a South African with more than 20 years experience in phytoextraction of African medicinal plants. Through this transaction, the Company obtained a controlling interest in Verve Dynamics Incorporated (Pty) Ltd. (“Verve”). Verve holds a licence in Lesotho for prohibited drug operations, which allows Verve to cultivate, manufacture, supply, distribute, store, export and import cannabis and cannabis resin for medical purposes or scientific use.

The Company also entered into a supply agreement with Verve, where Verve will supply cannabis THC and CBD extract from its planned EU-GMP certified facility. This is expected to provide the Company with access to GMP certified extract for distribution into South Africa and other federally legal markets, including the European Union.

Construction of a new extraction and processing facility is near completion. The Company is currently working on developing sales through this facility and expects to begin processing materials and generating income before the end of calendar year 2019. Upon completion, the Company expects to process cannabis for other producers in the country for a tolling fee, while applying for EU-GMP certification which will allow all product from the Lesotho site to be distributed within the EU.

During the year, Verve successfully completed the first legal purchase of medicinal cannabis in Africa for processing, allowing the Company to claim a first mover advantage in the local markets.

South America

LATAM Holdings Inc.

The acquisition of LATAM provided the Company with various production, distribution and market development opportunities in South America and the Caribbean, including Colombia, Argentina, Jamaica and potentially Brazil.

Colombia

The acquisition of LATAM provided the Company with a 90% ownership of Colcanna S.A.S. (“Colcanna”). This ownership provides the Company with the ability to further develop the global Aphria brand with Aphria branded products distributed to patients in Colombia. Colcanna is developing its 54 acres of land for the cultivation of cannabis, which is expected to provide 50,000 kgs. annually,. Until the emerging Colombian market demand grows to match the Company’s Colombian production, the Company will be able to utilize its export licence to distribute the excess production within LATAM region including Argentina, and Paraguay. In order to seek to maximize the export activities, the Company will apply for the EU-GMP certification, which is expected to allow all products from the Colombia site to be distributed globally.

Argentina

The acquisition of LATAM provided the Company with sole ownership of ABP, S.A. (“APB”), granting to the Company a significant first-mover advantage, as APB is the first company with an in-country medical cannabis research licence. The Company also continues to work with Hospital Garrahan, a leading pediatric hospital in Buenos Aires. On June 6, 2019, the Ministry of Heath approved a resolution authorizing public and private health insurance companies to import and stock medical cannabis inventory. The Company believes that with this recent resolution, the market is one step closer to an evolution of the medical cannabis regulatory framework that would allow local production and medical commercialization.

Jamaica

The acquisition of LATAM provided the Company with a 49% ownership interest in Marigold Projects Jamaica Limited (“Marigold”), through multiple subsidiaries and a 95% royalty on profits through an Intellectual Property agreement. This acquisition provides the Company with several key licences including a Tier 3 cultivation licence, a Tier 2 herb house licence, as well as conditional licences for import, export and research purposes.

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APHRIA INC.

Management’s Discussion & Analysis

Brazil

Finally, the acquisition of LATAM provided the Company with an option to purchase 50.1% of a Brazilian entity for $24,000 USD once it secures a medical cannabis cultivation and distribution licence from the Brazilian government and a right of first offer and refusal on another 20% to 39% of the Brazilian entity. This right of first refusal provides the Company with lower risk at a fixed price to enter into the Brazilian cannabis market pending the Brazilian company obtaining a licence to cultivate and distribute cannabis lawfully within the country.

Equity Financing Activities

During the year, the Company closed a bought deal equity financing for net proceeds of over $245,000 and a convertible debentures offering for net proceeds of approximately $335,000 USD ($455,000 CAD).

The Company has sufficient funds and capital to complete all current plans announced or otherwise, including the existing expansion of the Canadian cannabis operations including capital investments for the build out of the Company’s Aphria One, Aphria Diamond and Broken Coast facilities. Depending on the depth and speed of its US expansion strategy, the Company may require additional funds.

Aphria’s Purpose

Mission

To be the premier global cannabis company through an unrelenting commitment to our people, the planet, product quality and innovation.

Vision

To be the best performing cannabis company globally, providing investors with access to the most accretive cannabis opportunities around the world.

Our Values

In an emerging and constantly evolving industry, our values unite us, informing and inspiring the way we work with our employees, patients, consumers and one another. Our commitment to our people, the planet, product quality and innovation helps us create stronger, healthier communities everywhere we do business. Our Corporate Social Responsibly goes beyond our borders. We are committed to exporting our industry leading knowledge and practices to our global subsidiaries. For the communities we touch, we are vigilant of the impact we have and strive to be a positive contributor to their well-being.

We put people first

We're committed to the needs of our patients and consumers whether they are looking for natural options for medical needs, exploring the options in wellness, or seeking alternatives to their lifestyle. We're driven by a desire to help others live their best life.

This includes continuous product development on different methods of administering the product through oil and softgels, and eventually oral strip, and patches, as well as being proactive in aiding patients who have difficulties obtaining the required medical care. In the current year, the Company has taken the initiative to provide access to treatment on a compassionate basis for a three-year-old epileptic girl; a treatment that has decreased daily seizures from around thirty to just three or four.

We lead by example

We're passionate about pushing our industry forward. Our commitment to innovation means we're always on the lookout for new opportunities, that we attract those who share our outlook, and that we never stop focusing and imagining on what's coming next.

This includes the continuous push for innovations in expansionary projects, product development and market research. In the current year, the Company has expanded its reach to Latin America and Germany through its acquisitions. Furthermore, it has partnered with various organizations to further develop the product line including transdermal patches, oral thin strips, and other cannabis-infused products.

We respect the earth

As a conscientious company, we pride ourselves on providing a natural product for our patients and consumers. We're committed to ensuring that our actions and those of our employees have a positive impact on the environment around us, no matter where we operate.

The Company employs sustainable growing practices to provide significant efficiencies, cost reduction benefits and lessen our impact on the environment. This includes:

•	Use of computerized systems to monitor and reduce water usage, and collection and cleaning of run-off water so that it can be safely reused.

•	Aphria’s co-generation plant produces electricity, hot water, CO2 and cold water which is more efficient and reduces impact on local communities. The Company is an industry leader on carbon neutrality - Aphria One is a zero-carbon footprint facility.

•	Capture and clean the CO2 from the exhaust and add it into the greenhouse to promote plant growth and reduce our carbon footprint.

•	98% of our Canadian production will grow in state-of-the art greenhouses in Leamington, Ontario, using 1/12th the energy of traditional indoor growing operations.

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APHRIA INC.

Management’s Discussion & Analysis

We take responsibility to heart

We believe it is our responsibility to protect the safety of our employees, patients, consumers, and society. Our partnerships and programs reflect our ongoing commitment to the safety of our communities through education, responsible use, and meaningful corporate citizenship.

The Company places a great deal of energy and effort towards ensuring the safety of children and families in communities we serve. Our Charter Agreement with Drug Free Kids Canada and participation in the Global Cannabis Partnership, reflect our ongoing commitment to the safety of our communities through education, responsible use, and meaningful responsible corporate citizenship in our industry. In addition to partnerships mentioned above, the Company has also partnerships with various organizations in countries like Colombia in order to jointly develop academic curriculums on the medicinal use of cannabis.

These core values serve as a compass impacting the Company’s strategic decisions and the outlooks. The activities and outlooks covered within each of the operations below as well as the activities within the Investor Highlights are aligned to these core values.

INVESTOR HIGHLIGHTS

	YE - 2019	Q4 - 2019	Q3 - 2019
Distribution revenue	$157,931	$99,186	$57,599
Net cannabis revenue	$76,144	$28,608	$15,438
Kilograms equivalents sold	13,397.9	5,574.3	2,636.5
Production costs	$35,548	$13,333	$7,803
Cost of goods purchased	$138,126	$87,270	$49,745
Cash cost to produce dried cannabis / gram[1]	$1.37	$1.35	$1.48
"All-in" cost of sales of dried cannabis / gram[1]	$2.44	$2.35	$2.86
Gross profit before fair value adjustments[1]	$62,538	$28,185	$15,738
Adjusted distribution margin[1]	12.5%	12.4%	13.6%
Adjusted cannabis margin[1]	53.3%	53.0%	49.5%
Adjusted EBITDA from cannabis operations[1]	$(17,516)	$1,851	$(12,694)
Adjusted EBITDA from businesses under development[1]	$(16,240)	$(5,514)	$(3,990)
Adjusted EBITDA from distribution operations[1]	$6,036	$3,872	$2,249
Cash and cash equivalents & marketable securities	$570,996	$570,996	$134,736
Working capital	$642,284	$642,284	$131,278
Capital and intangible asset expenditures - wholly owned subsidiaries[1]	$132,941	$26,828	$29,016
Capital and intangible asset expenditures - majority owned subsidiaries[1]	$73,024	$16,943	$19,779
Strategic investments[1]	$115,424	$6,862	$36,128

1 – Non-GAAP measure

Fourth quarter three-month period

•	Aphria One facility now fully licensed and fully planted
•	Mid-term potential capacity of 255,000 kgs. (annualized), pending Health Canada approval
•	Aphria introduced CannRelief, a CBD-Based nutraceutical product line for the German market
•	Granted 5 lots, maximum awarded, in German tender, only licensed producer in Germany with the permission to grow all three strains of medical cannabis approved by the BfArM
•	Closed 5.25% convertible senior notes offering for net proceeds of approximately $335,000 USD ($455,000 CAD)
•	Enhanced the executive team with appointment of several key positions
•	Highest-ever quarter sales with a three-month period net revenue of $128.6 million
•	Positive adjusted EBITDA of $209 and adjusted EBITDA from cannabis operations of $1,851 for the quarter
•	Settlement of Green Growth Brands takeover bid resulting in $50 million cash received and an additional $39 million to be received in November 2019

2019 fiscal period

•	Successfully completed acquisitions of LATAM and CC Pharma expanding the Company’s global presence
•	Irwin D. Simon appointed as independent chair of Aphria’s Board of Directors in December 2018 and Interim CEO in March 2019
•	Signed agreements to supply every Canadian province and the Yukon Territory, securing access to 99.8% of Canadians

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APHRIA INC.

Management’s Discussion & Analysis

•	Successfully divested of all US cannabis assets[1], and listed on the NYSE
•	Completed first shipments in the Canadian adult-use market
•	Bought deal equity financing closed during the year for net proceeds of over $245,000

1In accordance with requirement to list on the NYSE.

FAIR VALUE MEASUREMENTS

Impact of fair value metrics on biological assets and inventory

In accordance with IFRS, the Company is required to record its biological assets at fair value. During the main growth phase, the cost of each plant is accumulated on a weekly basis. This occurs from the date of clipping from a mother plant up to the end of the twelfth week of growth for Aphria One and ninth week of growth for Broken Coast. For the remainder of the growing period, the cost of each plant continues to be accumulated on a weekly basis but also includes an allocation of the fair value of the plant. At the time of harvest, the Company increases the carrying value of the harvested produce to its full fair value less costs to sell.

As at May 31, 2019, the Company’s harvested cannabis and cannabis oil, as detailed in Note 6, and biological assets, as detailed in Note 7 of its financial statements, are as follows:

	May 31, 2019	February 28, 2019
Harvested cannabis - at cost	$10,039	$8,977
Harvested cannabis - fair value increment	13,214	10,278
Harvested cannabis trim - at cost	2,830	1,838
Harvested cannabis trim - fair value increment	2,959	2,112
Cannabis oil - at cost	11,300	11,168
Cannabis oil - fair value increment	8,301	7,304
Softgel capsules - at cost	422	378
Softgel capsules - fair value increment	342	273
Biological assets - at cost	13,430	4,939
Biological assets - fair value increment	5,295	2,322
Cannabis products - at fair value	$68,132	$49,589

In an effort to increase transparency, Aphria One’s biological assets are carried at cost plus fair value increments of $0.44, $0.88, $1.32 and $1.76 per gram for weeks 13, 14, 15 and 16, respectively. Broken Coast’s biological assets are carried at cost plus fair value increments of $0.73, $1.46, $2.19 and $2.92 per gram for weeks 10, 11, 12 and 13 respectively. Harvested cannabis and harvested cannabis trim are carried at fair values of $3.50 per gram and $2.75 per gram, respectively (February 28, 2019 - $3.50 and $2.75) for greenhouse produced cannabis. Harvested cannabis and harvested cannabis trim are carried at fair values of $4.00 per gram, $3.25 per gram, respectively (February 28, 2019 - $4.00 and $3.25) for indoor produced cannabis. Cannabis oil and softgel capsules include the relative fair value based on the amount of harvested cannabis or harvested cannabis trim used in the production of each product.

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APHRIA INC.

Management’s Discussion & Analysis

The individual components of fair values are as follows:

	May 31, 2019	February 28, 2019
Harvested cannabis - at cost - per gram	$1.59	$1.72
Harvested cannabis - fair value increment - per gram	$1.97	$1.97
Harvested cannabis trim - at cost - per gram	$1.48	$1.42
Harvested cannabis trim - fair value increment - per gram	$1.55	$1.63
Cannabis oil - at cost - per mL	$0.40	$0.48
Cannabis oil - fair value increment - per mL	$0.29	$0.31
Softgel capsules - at cost - per mL	$0.43	$0.45
Softgel capsules - fair value increment - per mL	$0.35	$0.33

COST PER GRAM

Calculation of “all-in” costs of sales of dried cannabis per gram

The Company calculates “all-in” cost of sales of dried cannabis per gram as follows:

	Year ended	Three months ended
"All-in" cost of sales of dried cannabis per gram	May 31, 2019	May 31, 2019	February 28, 2019

Production costs	$35,548	$13,333	$7,803
Less:
Cost of accessories	$(142)	$(7)	$(22)
Cannabis oil conversion costs	$(1,682)	$(250)	$(238)
Disposal of plants	$(979)	$—	$—
Adjusted "All-in" cost of sales of dried cannabis	$32,745	$13,076	$7,543
Gram equivalents sold during the quarter	13,397,958	5,574,298	2,636,519
"All-in" cost of sales of dried cannabis per gram	$2.44	$2.35	$2.86

During the quarter, the Company identified selling costs previously reported as distribution costs and included as part of the “all-in” cost of sales of dried cannabis per gram. The Company has reclassified these costs in the current quarter to selling marketing and promotion, and adjusted the prior quarter to remove the $2,372 previously included in distribution costs. This reduced the “all-in” cost of sale of dried cannabis per gram from $3.76 to $2.86.

The Company recognized a temporary increase in the “all-in” cost of sale of dried cannabis per gram and cash costs to produce dried cannabis per gram as a result of the allocation of production space in the Part III expansion to mother and vegetative plants for the Part IV and Part V and the Aphria Diamond expansions. This increased the “all-in” cost of sale of dried cannabis per gram and cash costs to produce dried cannabis per gram by an estimated $0.20. The Company received Health Canada approval for the Part IV and Part V expansions in March 2019. The Company expects a temporary increase in the “all-in” cost of sale of dried cannabis per gram and cash costs to produce dried cannabis per gram until the Aphria Diamond expansion is fully planted.

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APHRIA INC.

Management’s Discussion & Analysis

Calculation of cash costs to produce dried cannabis per gram

The Company calculates cash costs to produce dried cannabis per gram as follows:

	Year ended	Three months ended
Cash costs to produce dried cannabis per gram	May 31, 2019	May 31, 2019	February 28, 2019

Adjusted "All-in" cost of sales of dried cannabis	$32,745	$13,076	$7,543
Less:
Amortization	$(4,133)	$(1,812)	$(788)
Packaging costs	$(6,446)	$(2,813)	$(1,354)
Distribution costs	$(3,836)	$(912)	$(1,486)
Cash costs to produce dried cannabis	$18,330	$7,539	$3,915
Gram equivalents sold during the quarter	13,397,958	5,574,298	2,636,519
Cash costs to produce per gram	$1.37	$1.35	$1.48

Results of Operations

Net revenue

During the three months ended May 31, 2019 the Company recognized $128,568 versus $12,026 in the same period of the prior year and $73,582 in the third quarter of fiscal 2019, representing an increase of 969.08% from the prior year and a 74.73% increase from the prior quarter. Included in net revenue for the three months ended May 31, 2019 is $33,532 of revenue from cannabis produced, $(4,924) of excise taxes, $99,186 of distribution revenue and $774 of other revenue.

Net Revenue for the year ended May 31, 2019 was $237,110 versus $36,917 in the same period of the prior year, representing a 542.28% increase. Included in net revenue for the year ended May 31, 2019 is $86,348 of revenue from cannabis produced, $(10,204) of excise taxes, $157,931 of distribution revenue and $3,035 of other revenue.

Distribution revenue

Included in distribution revenue is $96,904 and $152,949 of revenue from CC Pharma, and $2,119 and $4,819 of revenue from other distribution companies for the three months and year ended May 31, 2019 respectively. These companies were acquired during the year, therefore did not produce revenue for the company in the prior year.

Also included in distribution revenue is $163 of CBD based products sold through the German market for the three months ended May 31, 2019 and year ended May 31, 2019.

Revenue from cannabis produced

	Year ended	Three months ended
Revenue from cannabis produced	May 31, 2019	May 31, 2019	February 28, 2019

Revenue from medical cannabis produced	$43,662	$10,855	$10,649
Revenue from adult-use cannabis produced	$36,948	$18,506	$7,185
Wholesale cannabis revenue	$5,738	$4,171	$28
Revenue from cannabis produced	$86,348	$33,532	$17,862

Gross revenue from medical cannabis produced

Revenue from medical cannabis produced for the three months ended May 31, 2019 was $10,855 versus $11,770 in the same period of the prior year and $10,649 in the third quarter of fiscal 2019, representing a decrease of 7.77% from the prior year and an 1.93% increase from the prior quarter.

Revenue from medical cannabis produced for the year ended May 31, 2019 was $43,662 versus $31,713 in the same period of the prior year, representing a 37.68% increase.

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APHRIA INC.

Management’s Discussion & Analysis

The increase in revenue from medical cannabis produced during the quarter from the prior quarter was related to:

•	Increase in the medical cannabis sales by 143,124 gram equivalents to 1,417,292 gram equivalents sold in the current quarter, compared to 1,274,168 gram equivalents sold in the prior quarter;

These factors were partially offset by:

•	Decrease in the average retail selling price (excluding wholesale) before excise taxes to medical patients during the quarter from $8.03 to $7.66. Decrease in selling price is a result of a higher percentage of total medical sales coming from Aphria.

Gross revenue from adult-use cannabis produced

Revenue from adult-use cannabis produced for the three months ended May 31, 2019 was $18,506 versus $nil in the same period of the prior year and $7,185 in the third quarter of fiscal 2019, representing an increase of 157.56% from the prior quarter.

Revenue from adult-use cannabis produced for the year ended May 31, 2019 was $36,948 versus $nil in the prior year.

The increase in revenue from adult-use cannabis produced during the quarter from the prior quarter was related to:

•	Increase in the adult-use cannabis sales by 1,899,220 gram equivalents to 3,228,597 gram equivalents sold in the current quarter, compared to 1,329,377 gram equivalents sold in the prior quarter; and
•	Increase in the average selling price before excise taxes to the adult-use market from $5.14 to $5.73.

Wholesale cannabis revenue

Revenue from wholesale cannabis produced for the three months ended May 31, 2019 was $4,171 versus $256 in the same period of the prior year and $28 in the third quarter of fiscal 2019. During the quarter, the Company took advantage of large inventory quantities of cannabis resin and wholesaled them to other licensed producers. In addition, the Company began shipments to Alefia Health Inc. under its wholesale supply agreement.

Revenue from wholesale cannabis produced for the year ended May 31, 2019 was $5,738 versus $5,204 in the prior year.

Gross profit and gross margin

The gross profit for the three months ended May 31, 2019 was $36,007, compared to $18,212 in the same quarter in the prior year and $19,667 in the previous quarter. The increase in gross profit from the prior year and prior quarter is a result of the inclusion of the distribution revenue from the acquisition of CC Pharma and ABP, the increase in revenue from cannabis produced and the increase in the net fair value adjustment for biological assets.

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APHRIA INC.

Management’s Discussion & Analysis

	Year ended	Three months ended
	May 31, 2019	May 31, 2019	February 28, 2019

Revenue from cannabis produced	$86,348	$33,532	$17,862
Distribution revenue	157,931	99,186	57,599
Other revenue	3,035	774	545
Excise taxes	(10,204)	(4,924)	(2,424)

Net revenue	237,110	128,568	73,582

Production costs	35,548	13,443	7,803
Cost of goods purchased	138,126	86,912	49,745
Other costs of sales	898	28	296

Gross profit before fair value adjustments	62,538	28,185	15,738

Fair value adjustment on sale of inventory	27,724	9,649	5,542
Fair value adjustment on growth of biological assets	(40,607)	(17,471)	(9,471)
	(12,883)	(7,822)	(3,929)

Gross profit	$75,421	$36,007	$19,667
Gross margin	31.8%	28.0%	26.7%

Cost of sales currently consist of four main categories: (i) production costs and, (ii) cost of goods purchased, (iii) fair value adjustment on sale of inventory and (iv) fair value adjustment on growth of biological assets:

(i) Production costs include all direct and indirect costs of production, related to cannabis sold. This includes costs relating to growing, cultivation and harvesting, stringent quality assurance and quality control, cannabis oil processing, as well as packaging, labelling and amortization of production equipment and greenhouse infrastructure utilized in the production of cannabis. All cannabis shipped and sold by Aphria has been grown and produced by the Company.

(ii) Cost of goods purchased consist of items purchased for resale through the Company’s distribution businesses which are run through its subsidiaries ABP and CC Pharma.

(iii) Fair value adjustment on sale of inventory is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of inventory sold in the period.

(iv) Fair value adjustment on growth of biological assets is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of biological assets (cannabis) produced in the period. In an effort to increase transparency, inventory of harvested cannabis (Note 6 – Consolidated financial statements for the year ended May 31, 2019) consists of harvested cannabis and harvested cannabis trim to be $3.50 and $2.75 per gram respectively, for greenhouse produced cannabis and $4.00 and $3.25 per gram respectively, for indoor produced cannabis.

Management believes that the different components of net revenue and cost of sale included in the gross profit and gross margin can be confusing. Accordingly, management believes the use of cannabis gross profit, cannabis gross margin, distribution gross profit and distribution gross margin provides a better representation of performance of the Company’s different types of operations because it excludes non-cash fair value adjustments required by IFRS.

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APHRIA INC.

Management’s Discussion & Analysis

Cannabis gross profit, cannabis gross margin, distribution gross profit and distribution gross margin are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

The following is the Company’s cannabis gross profit and cannabis gross margin as compared to IFRS for the three months ended May 31, 2019:

	Three months ended May 31, 2019 (IFRS)	Adjustments	Three months ended May 31, 2019 (Adjusted)

Revenue from cannabis produced	$33,532	$—	$33,532
Distribution revenue	99,186	(99,186)	—
Other revenue	774	(774)	—
Excise taxes	(4,924)	—	(4,924)

Net revenue	128,568	(99,960)	28,608

Production costs	13,443	—	13,443
Cost of goods purchased	86,912	(86,912)	—
Other costs of sales	28	(28)	—
Fair value adjustment on sale of inventory	9,649	(9,649)	—
Fair value adjustment on biological assets	(17,471)	17,471	—
	92,561	(79,118)	13,443

Cannabis gross profit	$36,007	$(20,842)	$15,165
Cannabis gross margin	28.0%		53.0%

The following is the Company’s distribution gross profit and distribution gross margin as compared to IFRS for the three months ended May 31, 2019:

	Three months ended May 31, 2019 (IFRS)	Adjustments	Three months ended May 31, 2019 (Adjusted)

Revenue from cannabis produced	$33,532	$(33,532)	$—
Distribution revenue	99,186	—	99,186
Other revenue	774	(774)	—
Excise taxes	(4,924)	4,924	—

Net revenue	128,568	(29,382)	99,186

Production costs	11,071	(11,071)	—
Cost of goods purchased	86,912	—	86,912
Other costs of sales	28	(28)	—
Fair value adjustment on sale of inventory	9,649	(9,649)	—
Fair value adjustment on biological assets	(17,471)	17,471	—
	90,189	(3,277)	86,912

Distribution gross profit	$38,379	$(26,105)	$12,274
Distribution gross margin	29.9%		12.4%

The gross profit for the year ended May 31, 2019 was $75,421, compared to $40,887 in the same period of the prior year. The increase in gross profit for the year ended May 31, 2019 are consistent with the reasons for the increase in gross profit for the three months ended May 31, 2019.

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APHRIA INC.

Management’s Discussion & Analysis

The following is the Company’s cannabis gross profit and cannabis gross margin as compared to IFRS for the year ended May 31, 2019:

	Year ended May 31, 2019 (IFRS)	Adjustments	Year ended May 31, 2019 (Adjusted)

Revenue from cannabis produced	$86,348	$—	$86,348
Distribution revenue	157,931	(157,931)	—
Other revenue	3,035	(3,035)	—
Excise taxes	(10,204)	—	(10,204)

Net revenue	237,110	(160,966)	76,144

Production costs	35,548	—	35,548
Cost of goods purchased	138,126	(138,126)	—
Other costs of sales	898	(898)	—
Fair value adjustment on sale of inventory	27,724	(27,724)	—
Fair value adjustment on biological assets	(40,607)	40,607	—
	161,689	(126,141)	35,548

Cannabis gross profit	$75,421	$(34,825)	$40,596
Cannabis gross margin	31.8%		53.3%

The following is the Company’s distribution gross profit and distribution gross margin as compared to IFRS for the year ended May 31, 2019:

	Year ended May 31, 2019 (IFRS)	Adjustments	Year ended May 31, 2019 (Adjusted)

Revenue from cannabis produced	$86,348	$(86,348)	$—
Distribution revenue	157,931	—	157,931
Other revenue	3,035	(3,035)	—
Excise taxes	(10,204)	10,204	—

Net revenue	237,110	(79,179)	157,931

Production costs	35,548	(35,548)	—
Cost of goods purchased	138,126	—	138,126
Other costs of sales	898	(898)	—
Fair value adjustment on sale of inventory	27,724	(27,724)	—
Fair value adjustment on biological assets	(40,607)	40,607	—
	161,689	(23,563)	138,126

Distribution gross profit	$75,421	$(55,616)	$19,805
Distribution gross margin	31.8%		12.5%

Page | 22

APHRIA INC.

Management’s Discussion & Analysis

Selling, general and administrative costs

	Three months ended		For the year ended
	May 31,		May 31,
	2019	2018	2019	2018
General and administrative	$26,191	$7,399	$69,752	$13,901
Share-based compensation	3,084	7,206	26,080	17,874
Selling, marketing and promotion	7,946	4,115	27,971	11,873
Amortization	4,528	2,715	14,084	3,985
Research and development	294	210	1,391	490
Impairment	—	—	58,039	—
Transaction costs	20,329	939	23,259	5,192
	$62,372	$22,584	$220,576	$53,315

Selling, general and administrative expenses are comprised of general and administrative, share-based compensation, selling, marketing and promotion, amortization, research and development, impairment, and transaction costs. These costs increased by $39,788 to $62,372 from $22,584 in the same quarter in the prior year.

General and administrative costs

	Three months ended		For the year ended
	May 31,		May 31,
	2019	2018	2019	2018
Executive compensation	$2,156	$567	$5,821	$1,794
Consulting fees	2,700	944	6,517	1,154
Office and general	5,026	1,622	16,511	3,166
Professional fees	6,086	1,589	11,790	2,951
Salaries and wages	6,375	1,919	19,627	3,295
Insurance	2,136	185	5,356	396
Travel and accomondation	1,358	372	3,116	889
Rent	354	201	1,014	256
	$26,191	$7,399	$69,752	$13,901

The increase in general and administrative costs during the quarter was largely related to an increase in:

•	Executive compensation as a result of the increase in director and executive headcount including a new chief information officer, chairman of the board and two additional independent board members for the entire quarter;
•	Consulting fees as a result of increased work on corporate development and international initiatives;
•	Office and general as a result of increased operations, head count for directors and officers, as well as the inclusion and growth of the Company’s international presence, including $2,082 from CC Pharma;
•	Professional fees as a result of increased work on corporate development and international initiatives, increased costs resulting from the increase in size of the Company, as well as expenses related to the special committee review of $800; and
•	Salaries and wages, insurance, and travel and accommodation as a result of the introduction of Aphria EMEA, LATAM and CC Pharma activities, increased headcount and other activity within the business over the same period in the prior year.

Share-based compensation

The Company recognized share-based compensation expense of $3,084 for the three months ended May 31, 2019 compared to $7,206 for the prior year. Share-based compensation was valued using the Black-Scholes valuation model and represents a non-cash expense. The decrease in share-based compensation is a result of a decrease in the deferred share units (“DSUs”) and stock options issued in the current period. The Company issued 29,392 DSUs, 197,600 RSUs and 80,000 stock options in the current quarter compared, to 32,000 DSUs, nil RSUs and 1,470,000 stock options in the same period of the prior year. Of the stock options granted in the quarter, nil vested in the quarter. The Company also accrued $187 worth of share based-compensation to be issued in the quarter.

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APHRIA INC.

Management’s Discussion & Analysis

For the year ended May 31, 2019, the Company incurred share-based compensation of $26,080 as opposed to $17,874 for the prior year. The increase in share-based compensation is a result of an increase in stock options vesting. The Company issued 96,833 DSUs, 197,600 RSUs and 3,005,000 stock options in the current year compared to 263,000 DSUs, nil RSUs and 5,123,000 stock options in prior year. Of the stock options granted in the period, 1,266,663 vested in the year.

Selling, marketing and promotion costs

For the three months ended May 31, 2019, the Company incurred selling, marketing and promotion costs of $7,946, versus $6,948 in the last quarter. The current period costs comprise of $7,706 of cannabis related selling, marketing and promotion or 22.98% of revenue from cannabis produced and $240 of distribution selling marketing and promotion or 0.24% of distribution revenue. These costs relate to general marketing, research and education expenses, patient acquisition and maintenance, call center operations, and shipping costs. Patient acquisition and ongoing patient maintenance costs include funding to individual clinics to perform medical studies as well as support to assist with operating costs incurred by clinics resulting from the education of patients using the Company’s products.

For the year ended May 31, 2019, the Company incurred selling, marketing and promotion costs of $27,971, as opposed to $11,873 in the prior year. The current year costs comprise of $26,192 of cannabis related selling, marketing and promotion or 30.33% of revenue from cannabis produced and $1,779 of distribution selling marketing and promotion or 1.13% of distribution revenue. The increase in costs in the year is consistent with the increase in the three-month period as well as additional costs related to developing, advertising and marketing the adult-use brands, prior to the Cannabis Act coming into effect.

Amortization

The Company incurred non-production related amortization charges of $4,528 for the three months ended May 31, 2019 compared to $2,715 for the same period in the prior year. The increase in amortization charges are a result of the finite-life intangibles acquired as part of the Company’s acquisitions, as well as the assets that have been transferred into use from the capital expenditures incurred in the current and prior fiscal year.

The Company incurred amortization charges of $14,084 for the year ended May 31, 2019 compared to $3,985 for the prior year. The increase for the year is consistent with the increase for the three-month period.

Research and development

Research and development costs of $294, or 0.88% of revenue from cannabis produced were expensed during the three months ended May 31, 2019 compared to $210 in same period last year. These relate to costs associated with the development of new cannabis products. Although the Company spends a significant amount on research and development, the majority of these costs remain in production costs, as the Company does not reclassify research and development costs on products which can still be sold.

For the year ended May 31, 2019, the Company incurred research and development costs of $1,391 as opposed to $490 in the prior year.

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APHRIA INC.

Management’s Discussion & Analysis

Impairment

During the year ended May 31, 2019, the Company completed its required annual impairment tests. In the prior quarter, the Company recognized impairment charges of $58,039. The Company did not record any impairment changes in the current quarter.

Transaction costs

Transaction costs of $20,329 were expensed during the three months ended May 31, 2019 compared to $939 in same period last year. These relate to costs associated with the completed convertible debenture financing, fees associated with the review of the hostile bid and various other potential acquisitions the Company has considered and abandoned, or is still considering.

For the year ended May 31, 2019, the Company incurred transaction costs of $23,529 as opposed to $5,192 in the prior year.

Non-operating income (loss)

	Three months ended		For the year ended
	May 31,		May 31,
	2019	2018	2019	2018
Consulting revenue	$—	$555	$—	$1,244
Foreign exchange gain	1,063	55	915	124
Loss on marketable securities	(27)	38	(178)	(2,155)
Gain (loss) on sale of capital assets	55	—	55	(191)
Gain on dilution of ownership in equity investee	—	—	2,210	7,535
Loss from equity investees	(293)	(14)	(1,123)	(9,295)
Gain on sale of equity investee	—	—	57,351	26,347
Deferred gain on sale of intellectual property	—	604	340	1,304
Interest income	2,822	1,813	14,350	6,362
Interest expense	(5,740)	(334)	(7,775)	(1,350)
Unrealized (loss) gain on convertible notes	(2,312)	3,559	(3,399)	4,135
(Loss) gain on long-term investments	(3,584)	(13,026)	19,651	26,675
Unrealized gain on convertible debentures	48,439	—	48,439	—
Unrealized loss on financial liabilities	(217)	4,399	(1,326)	(12,451)
	$40,206	$(2,351)	$129,510	$48,284

For the three months ended May 31, 2019, the Company recognized an unrealized gain on convertible debentures of $48,439, resulting from the change in fair value of the outstanding convertible debentures. The Company also realized a gain of $4,390 on the sale of the investment in GA Opportunities Corp. in the quarter offset by unrealized losses from the changes in fair value of the long-term investments and convertible notes.

For the year ended May 31, 2019, the Company recognized a gain on long-term investment of $19,651 and a gain on sale of equity investee of 57,351, and an unrealized gain on convertible debentures of $48,439.

Net income (loss)

The Company recorded net income for the three months ended May 31, 2019 of $15,760 or $0.05 per share as opposed to net loss of $(4,992) or $(0.04) per share in the prior year.

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APHRIA INC.

Management’s Discussion & Analysis

The Company recorded net loss for the year ended May 31, 2019 of $(16,499) of $(0.07) per share as opposed to net income of $29,449 or $0.18 per share in the prior year.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA as net income (loss), plus (minus) income taxes (recovery), plus (minus) non-operating (income) loss, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, and certain one-time non-operating expenses, as determined by management, all as follows:

	Three months ended		For the year ended
	May 31,		May 31,
	2019	2018	2019	2018
Net income (loss)	$15,760	$(4,992)	$(16,499)	$29,448
Income taxes (recovery)	453	(1,731)	854	6,408
Non-operating (income) loss	(40,206)	2,351	(129,510)	(48,284)
Amortization	8,611	3,809	22,940	6,678
Share-based compensation	3,084	7,206	26,080	17,874
Fair value adjustment on sale of inventory	9,649	3,077	27,724	10,327
Fair value adjustment on growth of biological assets	(17,471)	(11,821)	(40,607)	(23,302)
Impairment	—	—	58,039	—
Transaction costs	20,329	939	23,259	5,192
Adjusted EBITDA from businesses under development	5,514	2,834	16,240	2,834
Adjusted EBITDA from distribution operations	(3,872)	—	(6,036)	—
Adjusted EBITDA from cannabis operations	$1,851	$1,672	$(17,516)	$7,175

	Three months ended		For the year ended
	May 31,		May 31,
	2019	2018	2019	2018
Adjusted EBITDA from cannabis operations	$1,851	$1,672	$(17,516)	$7,175
Adjusted EBITDA from businesses under development	(5,514)	(2,834)	(16,240)	(2,834)
Adjusted EBITDA from distribution operations	3,872	—	6,036	—
Adjusted EBITDA	$209	$(1,162)	$(27,720)	$4,341

Last year, the Company reported adjusted EBITDA of $2,227 and $8,419 for the three months and year ended May 31, 2018. In a prior quarter, the Company re-assessed the definition of adjusted EBITDA, particularly as it related to presenting a repeatable proxy for cash. As a result, the Company removed the following from EBITDA adjustments from the current periods but also removed from the prior periods for comparison purposes:

(i)	Consulting revenue in the amount of $555 and $1,244 for the three months and year ended May 31, 2018.

Page | 26

APHRIA INC.

Management’s Discussion & Analysis

LIQUIDITY and capital resources

Cash flow used in operations for the year totaled $55,605, this is an $49,956 increase from $5,649 used in the prior year. The increase in cash flow used in operations is primarily a result of:

•	Increase in operating cash outflow from developing international operations; and
•	Additional cash production costs expensed due to temporary higher packaging and distribution costs.

Cash resources / working capital requirements

The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations. As at May 31, 2019, Aphria maintained $550,797 of cash and cash equivalents on hand plus $20,199 in liquid marketable securities, compared to $59,737 in cash and cash equivalents plus $45,062 marketable securities at May 31, 2018. Liquid sources of cash increased $466,197 in the quarter.

Working capital provides funds for the Company to meet its operational and capital requirements. As at May 31, 2019, the Company maintained working capital of $642,284. Management expects that the Company’s existing cash and cash equivalents balance and cash flow from operations will be adequate to meet the Company’s announced expansion of facilities and operational activities in the next year.

Capital and intangible asset expenditures

For the year ended May 31, 2019, the Company invested $132,941 in capital and intangible assets through wholly owned subsidiaries, exclusive of business acquisitions, of which $12,015 are considered maintenance CAPEX and the remaining $120,926 growth CAPEX related to Extraction Centre of Excellence, Aphria One’s Part IV and Part V expansions.

For the year ended May 31, 2019, the Company invested $73,024 in capital and intangible assets through majority owned subsidiaries, of which $17 are considered maintenance CAPEX and the remaining $73,007 growth CAPEX.

Financial covenants

The Company was in breach of its debt service ratio loan covenant for the year, however obtained a waiver from calling the loan from this breach prior to year-end, and expects to meet the covenant in the next year. The Company believes that it has sufficient operating room with respect to its financial covenants for the next fiscal year and does not anticipate being in breach of any of its financial covenants during this period.

Contractual obligations and off-balance sheet financing

The Company has a lease for rental office space from December 2018 until November 30, 2028.

Minimum payments payable over the next five years are as follows:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Outstanding capital related commitments	$49,878	$49,878	$—	$—	$—
Operating leases	5,596	811	1,694	1,378	1,713
Long-term debt	67,343	6,332	12,538	12,378	36,095
Total	$122,817	$57,021	$14,232	$13,756	$37,808

Except as disclosed elsewhere in this MD&A, there have been no material changes with respect to the contractual obligations of the Company during the year-to-date period.

Page | 27

APHRIA INC.

Management’s Discussion & Analysis

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business.

As of May 31, 2019, the Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM Holdings Inc. (“LATAM”) and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the United States, the Company is self-insured for the costs associated with any award or damages arising from such actions and has entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company’s insurance policies may not be sufficient to cover any judgments against the Company. As at May 31, 2019, the Company has not recorded any uninsured amount related to this contingency.

Share capital

Aphria has the following securities issued and outstanding, as at July 31, 2019:

	Presently outstanding	Exercisable	Exercisable & in-the- money	Fully diluted
Common stock	251,039,120	—	—	251,039,120
Warrants	2,292,800	2,292,800	998,997	998,997
Stock options	7,981,664	4,841,633	1,835,640	1,835,640
Restricted share units	195,100	117,500	117,500	117,500
Deferred share units	91,958	—	—	—
Convertible debentures	37,297,540	37,297,540	—	—
Fully diluted				253,873,757

* Based on closing price on July 31, 2019

Quarterly results

The following table sets out certain unaudited financial information for each of the eight fiscal quarters up to and including the fourth quarter of fiscal 2019, ended May 31, 2019. The information has been derived from the Company’s unaudited consolidated financial statements, which in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements filed in the Company’s 2019 Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance and this information is not necessarily indicative of results for any future period.

	Aug/18	Nov/18	Feb/19	May/19
Net revenue	$13,292	$21,668	$73,582	$128,568
Net income (loss)	21,176	54,774	(108,209)	15,760
Earnings (loss) per share - basic	0.09	0.22	(0.43)	0.05
Earnings (loss) per share - fully diluted	0.09	0.22	(0.43)	0.05

	Aug/17	Nov/17	Feb/18	May/18
Net revenue	$6,120	$8,504	$10,267	$12,026
Net income (loss)	15,041	6,455	12,944	(4,992)
Earnings (loss) per share - basic	0.11	0.05	0.08	(0.06)
Income (loss) per share - fully diluted	0.10	0.04	0.08	(0.04)

Page | 28

APHRIA INC.

Management’s Discussion & Analysis

related party balances and transactions

During the prior quarter, the Company disposed of its remaining shares in Liberty Health Sciences Inc. (“Liberty”).

The Company previously funded a portion of the Canadian operating costs of Liberty, for which Liberty reimbursed the Company quarterly. Liberty was considered a related party because certain officers and directors of Aphria were directors of Liberty. During the quarter, those directors resigned from Liberty’s board and the Company ceased its relationship with Liberty.

The Company purchased certain electrical generation equipment from and pays rent to a company owned by a former director. During the year ended May 31, 2019, the director resigned his officer and director position with the Company.

During the year ended May 31, 2019, the Company appointed Mr. Irwin Simon as Interim CEO and Chair of the Board. Mr. Simon’s compensation for the combined role is $1,100 annually, paid on a full-time consultancy basis. On February 24, 2019, the Board of Aphria declared, in accordance with the Omnibus Incentive Plan, 1,000,000 stock options and 25,000 restricted share units to Mr. Simon, which vested immediately.

During the year ended May 31, 2019 certain officers and non-independent directors retired from the Company. No amounts were paid to the retired officers and directors as part of their retirement. In addition, compensation for the Board of Directors were amended to a flat-fee $300 annually, with $150 paid in cash and $150 in Deferred Share Units under the Company’s Omnibus Plan each, plus a one-time award of 7,500 Restricted Share Units each.

CORPORATE POSITION ON CONDUCTING BUSINESS IN THE UNITED STATES AND OTHER INTERNATIONAL JURISDICTIONS WHERE CANNABIS IS FEDERALLY ILLEGAL

As cannabis is currently federally illegal in the U.S., The Company does not engage in any U.S. cannabis related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised). While the Company has historically held certain interests in U.S. cannabis related activities as at the date of this MD&A, it has divested1 itself of all such interests. The Company will only conduct business activities related to growing or processing cannabis, in jurisdictions where it is federally legal to do so.

1In accordance with existing TSX precedent.

Page | 29

APHRIA INC.

Management’s Discussion & Analysis

INDUSTRY TRENDS AND RISKS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed and its financial condition and results of operations may suffer significantly.

Risks Related to the Company’s Business and the Cannabis Industry

Reliance on Licence

The Company’s ability to cultivate, store and sell cannabis and cannabis oil in Canada is dependent on maintaining its licence with Health Canada and licences through its various subsidiaries. Failure to comply with the requirements of the licence or any subsidiary licence or any failure to maintain its licence or any subsidiary licence may have a material adverse impact on the business, financial condition and operations. There can be no guarantees that Health Canada will extend or renew the licence as necessary or, if it extended or renewed, that the licence will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licence or should it renew the licence on different terms, the business, financial condition and results of the operation of the Company may be materially adversely affected.

Expansion Strategy

There is no guarantee that the Company’s expansion strategy (including receiving the expected Health Canada approvals in a timely fashion, if at all) will be completed in the currently proposed form, if at all, nor is there any guarantee that the Company will be able to expand into additional jurisdictions. There is also no guarantee that the Company’s intentions to acquire and/or construct additional cannabis production and manufacturing facilities in Canada and in other jurisdictions with federally legal cannabis markets, and to expand the Company’s marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licences and permits (such as additional licences from Health Canada under the Cannabis Act, as applicable) and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all. There is also no guarantee that the Company will be able to complete any of the foregoing activities as anticipated or at all.

The Company’s failure to successfully execute its international expansion strategy (including receiving required regulatory approvals, licences and permits) could adversely affect the Company’s business, financial condition and results of operations and may result in the Company failing to meet anticipated or future demand for its cannabis products, when and if it arises.

The Company’s expansion into jurisdictions outside of Canada is subject to additional business risks, including new or unexpected risks or could significantly increase the Company’s exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of competition. In addition, international expansion could subject the Company’s business to certain risks relating to fluctuating exchange rates or require a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.

Highly Regulated Industry

The laws, regulations and guidelines generally applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen. The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage, sale, health and safety and disposal of cannabis, including the Cannabis Act, any regulations thereunder and applicable stock exchange rules and regulations. Any amendment to or replacement of existing laws may cause adverse effects to the Company’s operations. The risks to the Company’s business represented by subsequent regulatory changes could reduce the addressable market for the Company’s products and could materially and adversely affect the Company’s business, financial condition, results of operations and prospects. To the knowledge of management, other than make routine corrections that may be required by Health Canada from time to time, the Company is currently in compliance with all such laws. Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals required may significantly delay or impact the development of the Company’s business and operations, and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Any potential non-compliance could cause the Company’s business, financial condition, results of operations and prospects to be adversely affected. Further, any amendment to or replacement of the Cannabis Act and other applicable rules and regulations governing the Company’s business activities may cause adverse effects on the Company’s business, financial conditions and results of operations. The risks to the Company’s business associated with the decision to amend or replace the Cannabis Act, and subsequent regulatory changes, could reduce the addressable market for the Company’s products and could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

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APHRIA INC.

Management’s Discussion & Analysis

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations could subject the Company to regulatory or agency proceedings or investigations and may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include damage awards, fines, penalties or corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation and no assurance can be given that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations, may have a material adverse impact on the Company’s business, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities.

Health Canada inspectors routinely assess the Company’s facilities against the Cannabis Act and its regulations and provide the Company with follow up reports noting observed deficiencies. The Company is continuously reviewing and enhancing its operational procedures and facilities both proactively and in response to routine inspections. The Company follows all regulatory corrections in response to inspections in a timely manner. If the Company fails to comply with applicable laws, regulations and guidelines, the Company may incur additional costs or penalties, or the Company’s operations may be restricted or shut down.

In addition, the introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada or any of the jurisdictions in which the Company operates could result in an increase in taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect. Due to the complexity and nature of the Company’s operations, various legal and tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favorably, it may have a material adverse effect on the Company.

Licence Application in Respect of Aphria Diamond May Not be Successful

There is no guarantee that Health Canada will approve the Aphria Diamond licence application in a timely fashion, if at all. The Company’s failure to successfully execute the licence application (including receiving the Health Canada approvals in a timely fashion, if at all) could adversely affect the Company’s business, financial condition and results of operations, and may result in the Company not meeting anticipated or future demand when it arises.

Laws and Regulations Governing Cannabis in Foreign Jurisdictions

The Company’s ability to achieve its business objectives in foreign jurisdictions is contingent, in part, upon its compliance with regulatory requirements enacted by governmental authorities and the Company obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime countries such as Germany, Italy, Lesotho, Malta, Colombia, Argentina or Jamaica are implementing and the method in which their governmental authorities will implement the adult-use or medical cannabis industry. Similarly, the Company cannot predict how long it will take to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of the various compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

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APHRIA INC.

Management’s Discussion & Analysis

The Company currently incurs and will continue to incur ongoing costs and obligations related to regulatory compliance. A failure on the Company’s part to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions on its operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Foreign Investment in Cannabis Companies

Certain jurisdictions may prohibit or restrict its citizens or residents from investing in or transacting with companies involved in the cannabis industry, even if such companies only conduct business in jurisdictions where cannabis is legal. For example, if an investor in the United Kingdom profits from an investment in a cannabis producer or supplier, such investment may technically violate the United Kingdom Proceeds of Crime Act 2002. Similar prohibitions or restrictions may apply in other jurisdictions where cannabis has not been legalized. In the United States, there have been certain instances of U.S. Customs and Border Protection preventing citizens of foreign countries from entering the United States for reasons related to the cannabis industry.

Operations in Foreign Jurisdictions

The Company has operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labor unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The Company continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to our operations; however, such developments cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Corruption and Fraud in Emerging Markets

There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which the Company operates or may operate. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate in such jurisdictions. Any of the foregoing risks and uncertainties could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

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APHRIA INC.

Management’s Discussion & Analysis

Inflation in Emerging Markets

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Company operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Company operates experience high levels of inflation in the future and/or price controls are imposed, the Company may not be able to adjust the rates the Company charges its customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s business, financial condition and results of operations.

Acquisition or Use of Properties in Foreign Jurisdictions

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which the Company operates in certain countries. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and the Company’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

International Expansion

In addition to the jurisdictions described elsewhere in this Annual Information Form, the Company may in the future expand into other geographic areas, which could increase the Company’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. the Company may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Company’s existing operations.

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which the Company operates or will operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Company must rely, to a great extent, on local legal counsel, consultants and advisors retained by it in order to keep apprised of legal, regulatory and governmental developments as they pertain to and affect the Company’s business, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such changes may adversely affect the Company’s business, financial condition and results of operations.

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APHRIA INC.

Management’s Discussion & Analysis

Anti-Money Laundering Laws and Regulation Risks

The Company is subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of the Company’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the Company’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that proceeds obtained by the Company could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Corruption and Anti-Bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. the Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. the Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Legislative or Regulatory Reform and Compliance

The commercial cannabis industry is a new industry, and we anticipate that such regulations will be subject to change as the Canadian federal government monitors licencees in action. The Company’s operations are subject to a variety of laws, regulations, guidelines and policies, whether in Canada or elsewhere, relating to the cultivation, manufacture, import, export, management, packaging/labelling, advertising and promotion, sale, transportation, storage and disposal of cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. While to the knowledge of management, the Company is currently in compliance with all such laws, any changes to such laws, regulations, guidelines and policies due to matters beyond the Company’s control may cause adverse effects to the Company’s operations.

Environmental Regulations and Risks

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

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APHRIA INC.

Management’s Discussion & Analysis

Government approvals and permits are currently, and may in the future be required in connection with The Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical cannabis, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Risks Inherent in an Agricultural Business

The Company’s business involves the growing of medical cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although the Company expects that any such growing will be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Reliance on a Single Cultivation Facility

To date, other than Broken Coast, the Company’s principal activities and resources have been primarily focused on the premises in Leamington, Ontario. The Company expects to continue to focus its operation in this facility for the foreseeable future. Adverse changes or developments affecting the existing facility and location could have a material and adverse effect on the Company’s ability to continue producing cannabis, its business, financial condition and prospects.

Third Party Transportation

In order for customers of the Company to receive their product, the Company must rely on third party transportation services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by the Company. Any delay by third party transportation services may adversely affect the Company’s financial performance.

Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and prospects. Any such breach, including any failure to comply with recommendations or requirements of Health Canada for the transportation of cannabis, could impact the Company’s ability to continue operating under its licences or the prospect of renewing its licences.

Reliance on Third Party Suppliers, Manufacturers and Contractors

The Company intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the novel regulatory landscape for regulating cannabis in Canada and the variability surrounding the regulation of cannabis in the United States, the Company’s third party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Loss of these suppliers, manufacturers and contractors, including for non-cannabis based products coming from the United States, may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

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APHRIA INC.

Management’s Discussion & Analysis

In addition, any significant interruption, negative change in the availability or economics of the supply chain or increase in the prices for the products or services provided by any such third party suppliers, manufacturers and contractors could materially impact the Company’s business, financial condition, results of operations and prospects. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Company’s business, financial condition, results of operations and prospects.

Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its executive management. The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of member of the Company’s executive management, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. Currently, the Company’s executive management team is in transition and is led by an interim Chief Executive Officer. The retention of a permanent Chief Executive Officer and other members of the executive team, including a President and a Chief Operating Officer, Chief Commercial Officer, a Chief Medical Officer and Chief Compliance Officer, would distribute the Company’s reliance on executive management among a larger group of qualified individuals. Further, as licencees under the Cannabis Act, the Company’s officers and directors and each member of executive management are subject to a security clearance by Health Canada. There is no assurance that any of the Company’s existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a member of the Company’s executive management to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if a member of the Company’s executive management leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by the Cannabis Act in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. While employment agreements are customarily used as a primary method of retaining the services of a member of the Company’s executive management, these agreements cannot assure the continued services of such employees.

Limited Operating History

The Company, while incorporated in 1994, began carrying on business in 2012 and did not generate revenue from the sale of products until late 2014. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

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APHRIA INC.

Management’s Discussion & Analysis

A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. the Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Company. The Company’s operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as the Company’s profitability is directly related to the price of cannabis. There is currently not an established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline may have a material adverse effect on the Company’s business, financial condition and results of operations.

Results of Future Clinical Research

To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with the Company’s understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis. Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages.

Future research and clinical trials may draw opposing conclusions to statements in this prospectus or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for the Company’s products.

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APHRIA INC.

Management’s Discussion & Analysis

Insurance Coverage

The Company has insurance to protect its assets, operations, directors and employees in Canada. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, there could be a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is also currently pursuing additional insurance coverage over its crop, product liability claims and for business interruption. While the Company believes the insurance coverage addresses all material risks to which it is exposed and is adequate and customary in the current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed.

Unfavorable Publicity or Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or the Company’s products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on its financial performance, financial condition, cash flows and growth prospects.

Reputational Risk to Third Parties

The parties outside of the cannabis industry with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on the Company.

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APHRIA INC.

Management’s Discussion & Analysis

Growth Targets

The Company’s ability to continue the cultivation of cannabis products at the same pace as it is currently producing or at all, and the Company’s ability to continue to increase both the Company’s cultivation capacity and the Company’s production, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labor costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors, breakdowns, aging or failure of equipment or processes, labor disputes, as well as factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes or storms.

Additional Financing

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing.

Future Acquisitions or Dispositions

Although there is no present intention to undertake any of the following transactions, material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations; and (vi) loss or reduction of control over certain of the Company’s assets.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the results of operations, business prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. The Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to Aphria. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations.

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APHRIA INC.

Management’s Discussion & Analysis

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests. In addition, from time to time, these person may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests.

Litigation

From time to time, the Company may become involved in legal proceedings or be subject to claims, some of which arise in the ordinary course of the Company’s business. Litigation is inherently uncertain, and any adverse outcomes could negatively affect the Company’s business, results of operations, financial condition, brand and/or the trading price of its securities. In addition, litigation can involve significant management time and attention and be expensive, regardless of outcome. During the course of litigation, there may be announcements of the results of hearings and motions and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the trading price of the Company’s securities may decline. In addition, the Company evaluates these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, the Company may establish reserves or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from the Company’s current assessments and estimates.

The Company was served statements of claims in class action lawsuits against it and certain of its current and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM and Nuuvera, and the Company’s June 2018 Offering. At the present time, the Company is aware of five such claims, two of which were commenced in the United States and three of which were commenced in Canada. The U.S. claims include alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10b 5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend ourselves in each of these actions. With respect to the cases commenced in the United States, the Company is self-insured for the costs associated with any award or damages arising from such actions and have entered into indemnity agreements with each of the Company’s directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company’s insurance policies may not be sufficient to cover any judgments against it.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the Company’s business, financial condition and results of operations.

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APHRIA INC.

Management’s Discussion & Analysis

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Customer Acquisitions

The Company’s success depends on its ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to the Company’s brand awareness, its ability to continually produce desirable and effective cannabis products and the successful implementation of customer-acquisition plans. The failure to acquire and retain customers could have a material adverse effect on the Company’s business, financial condition and results of operations.

Contracts with Provincial and Territorial Governments

The Company expects to derive a significant portion of its future revenues from its supply contracts with the various Canadian provinces and territories. There are many factors which could impact the Company’s contractual agreements with the provinces and territories, including but not limited to availability of supply, product selection and the popularity of the Company’s products with retail customers. If the Company’s supply agreements with certain Canadian provinces and territories are amended, terminated or otherwise altered, the Company’s sales and results of operations could be adversely affected, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, not all of the Company’s supply contracts with the various Canadian provinces and territories contain purchase commitments or otherwise obligate the provincial or territorial wholesaler to buy a minimum or fixed volume of cannabis products from the Company. The amount of cannabis that the provincial or territorial wholesalers may purchase under the supply contracts may therefore vary from what the Company expects or has planned for. As a result, the Company's revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial or territorial wholesalers. If any of the provincial or territorial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase the Company's cannabis products at all, the Company's revenues could be materially adversely affected, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Constraints on Marketing Products

In view of the restrictions on marketing, advertising and promotional activities set forth in the Cannabis Act and related regulations, the Company’s business, financial condition and results of operations may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations could be adversely affected.

Fraudulent or Illegal Activity

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

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APHRIA INC.

Management’s Discussion & Analysis

Information Technology Systems and Cyber-Attacks

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Security Risks

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there are a number of federal and provincial laws protecting the privacy of personal information, including records of a patient’s personal health information. Generally, these laws require the prior consent of an individual to collect, use and disclose that individual’s personal information. They also require that personal information be protected by appropriate safeguards, and that the Company restrict the handling of personal information to the minimum amount of personal information necessary to carry out permitted purposes. If the Company is found to be in violation of these privacy laws, or other laws governing patient health information, the Company could be subject to sanctions and civil or criminal penalties, which could increase the Company’s liabilities, harm the Company’s reputation and have a material adverse effect on the Company’s business, results of operations and financial condition.

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APHRIA INC.

Management’s Discussion & Analysis

Challenging Global Financial Conditions

In recent years, global credit and financial markets have experienced extreme disruptions, including with respect to, at times, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that significant deterioration in credit and financial markets and confidence in economic conditions will not occur in the future. Any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could have a material adverse effect on the Company’s business, financial condition and results of operations.

Further, global credit and financial markets have displayed arguably increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favorable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value and the price of the Common Shares could be adversely affected.

In addition, there is a risk that one or more of the Company’s current service providers may themselves be adversely impacted by difficult economic circumstances, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

History of Losses

The Company incurred losses in prior periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable.

Competition

The Company expects significant competition from other companies in light of the recent coming into force of the Cannabis Act. A large number of companies appear to be applying for cultivation, processing and sale licences, some of which may have significantly greater financial, technical, marketing and other resources than the Company, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. The Company’s future success depends upon its ability to achieve competitive per unit costs through increased production and on its ability to recognize higher margins through the sale of higher margin products. To the extent that the Company is not able to produce its products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, the Company’s business, financial condition and results of operations could be materially and adversely affected.

Should the size of the cannabis market increase as projected the overall demand for products and number of competitors will increase as well, and in order for the Company to be competitive it will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels and client support. If the Company is not successful in obtaining sufficient resources to invest in these areas, the Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company’s business, financial condition and results of operations.

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APHRIA INC.

Management’s Discussion & Analysis

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are, with certain exceptions, not generally available from other sources at this early stage of the cannabis industry. A failure in the demand for the Company’s products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect the Company’s business, financial condition and results of operations.

Unsolicited Takeover Proposals

The review and consideration of any takeover proposal may be a significant distraction for the Company’s management and employees and could require the expenditure of significant time and resources by the Company.

Moreover, any unsolicited takeover proposal may create uncertainty for the Company’s employees and this uncertainty may adversely affect the Company’s ability to retain key employees and to hire new talent. Any such takeover proposal may also create uncertainty for the Company’s customers, suppliers and other business partners, which may cause them to terminate, or not to renew or enter into, arrangements with the Company. The uncertainty arising from unsolicited takeover proposals and any related costly litigation may disrupt the Company’s business, which could result in an adverse effect on its business, financial condition and results of operations. Management and employee distraction related to any such takeover proposal also may adversely impact the Company’s ability to optimally conduct its business and pursue its strategic objectives.

Reliance on the Veterans Affairs Canada (“VAC”) Medical Cannabis Reimbursement Policies

VAC reimburses certain medical cannabis purchases for eligible Canadian Armed Forces veterans. The current reimbursement policy includes a three gram per day limit, subject to certain exceptions, and an $8.50 per gram price cap. The Company maintains a number of veterans as part of its overall medical patient list, although veteran sales have decreased in recent years. As the Company grows larger and, more particularly, since the legalization of adult-use cannabis, veteran patients have become less and less material to the Company’s overall sales as a relative percentage. However, should VAC further amend its reimbursement policies this may further exacerbate demand for medical cannabis and the Company may be materially adversely affected.

Risks Related to the Company’s Common Shares

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. The market price for the Common Shares on the TSX has varied between a high of $22.00 on September 12, 2018 and a low of $4.76 on December 5, 2018 in the twelve month period ending on May 31, 2019. Since the Common Shares became listed for trading on the NYSE on November 2, 2018, the trading price of the Common Shares on the NYSE has ranged from a high of US$13.45 on November 7, 2018 and a low of US$3.75 on December 6, 2018. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price.

Market price fluctuations in the Common Shares may be due to the Company’s results of operations failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s results of operations, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

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APHRIA INC.

Management’s Discussion & Analysis

Risks Related to Dilution

The Company may issue Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The Board has discretion to determine the price and the terms of issue of further issuances. Issuances of the Company’s securities may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Issuances of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

The Company may sell equity securities in offerings (including through the sale of securities convertible into equity securities). The Company cannot predict the size of such issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

Sales of substantial amounts of the Company’s securities by the Company or its existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per Common Share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of the Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Dividends

The Company has not paid any dividends on the outstanding Common Shares, and the Company has no current intention to declare dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. Additionally, the Company’s ability to pay dividends is currently restricted by the terms of its credit facilities with WFCU, which requires that dividends may only be paid after satisfaction of all terms, conditions and covenants contained therein. As a result, investors may not receive any return on an investment in the Common Shares unless they are able to sell their Common Shares for a price greater than that which such investors paid for them.

Regulated Nature of the Company’s Business May Impede or Discourage a Takeover

The Company requires and holds various licences to operate its business, which would not necessarily continue to apply to an acquiror of the Company’s business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer for Common Shares, which, under certain circumstances, could reduce the market price of the Common Shares.

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APHRIA INC.

Management’s Discussion & Analysis

Listing Standards of the TSX and NYSE

The Company must meet continuing listing standards to maintain the listing of the Common Shares on the TSX and NYSE. If the Company fails to comply with listing standards and the TSX or NYSE delists the Common Shares, the Company and its shareholders could face significant material adverse consequences, including: (i) a limited availability of market quotations for the Common Shares; (ii) reduced liquidity for the Common Shares; (iii) a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares; (iv) a limited amount of news about us and analyst coverage of the Company; and (v) a decreased ability for the Company to issue additional equity securities or obtain additional equity or debt financing in the future.

TSX Restrictions

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to TSX listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017 0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review. Failure to comply with the Requirements could have an adverse effect on the Company.

Liquid Trading Market

The Company’s shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE or achieve listing on any other public listing exchange.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Start-ups Act, and it uses the exemption provided to emerging growth companies from the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act of 2002 (“SOX”). Therefore, the Company’s internal controls over financial reporting (“ICOFR”) will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are not using an exemption.

The Company may fail to maintain the adequacy of the Company’s ICOFR as such standards are modified, supplemented or amended from time to time, and may not be able to ensure that the Company can conclude, on an ongoing basis, that the Company has effective ICOFR in accordance with Section 404 of SOX or equivalent Canadian legislation. Failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or the market value of the Company’s other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s results of operations or cause it to fail to meet reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in the Company’s acquired operations. No evaluation can provide complete assurance that the Company’s ICOFR will detect or uncover all failures of persons to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate ICOFR will increase and will require that the Company continues to improve its ICOFR.

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APHRIA INC.

Management’s Discussion & Analysis

In addition, the Company cannot predict if investors will find the Common Shares less attractive because it relies on the aforementioned exemption. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and trading price for the Common Shares may be negatively affected.

Foreign Private Issuer Status

In order to maintain the Company’s status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the United States if the Company has one or more other connections to the United States prescribed by the foreign private issuer test. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are held in the United States and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, the Company would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company would lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers.

Passive Foreign Investment Company

The Company may be characterized as a passive foreign investment company (“PFIC”). Under the PFIC rules, for any taxable year that the Company’s passive income or the Company’s assets that produce passive income exceed specified levels, the Company will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for the Company’s U.S. holders, which may include having certain distributions on the Common Shares and gains realized on the sale of Common Shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of Common Shares and certain distributions. Based on current business plans and financial expectations, although there can be no assurance, the Company expects that it will not be a PFIC for the Company’s current taxable year and expect that it will not be a PFIC for the foreseeable future.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of the Common Shares, but these elections may be detrimental and/or unavailable to the shareholders under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of the Company’s classification as a PFIC.

Risks Related to Changes in Laws, Regulations and Guidelines

The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects business, financial condition and results of operations of the Company. The Company endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Company’s knowledge, the Company is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines.

The Cannabis Act and Cannabis Regulations came into force on October 17, 2018. The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restrictions on advertising, marketing and the use of logos and brand names could have a material adverse impact on the Company’s business, financial condition and results of operations. In addition, the Cannabis Act allows for licences to be granted for outdoor cultivation, which may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing. Such results may also have a material adverse impact on the Company’s business, financial condition and results of operations.

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APHRIA INC.

Management’s Discussion & Analysis

The legislative framework pertaining to the Canadian adult-use cannabis market is uncertain. In addition, the governments of every Canadian province and territory have, to varying degrees, announced regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will be enacted according to all the terms announced by such provinces and territories, or at all, or that any such legislation, if enacted, will create the growth opportunities that the Company currently anticipates. While the impact of any new legislative framework for the regulation of the Canadian adult-use cannabis market is uncertain, any of the foregoing could result in a material adverse effect of the Company’s business, financial condition and results of operations.

To date, only fresh cannabis, dried cannabis and cannabis oil products are permitted for sale in Canada. Pursuant to the Cannabis Act, certain classes of cannabis products, such as edibles, concentrates and other ingestibles are currently prohibited from sale, but new regulations under the Cannabis Act will come into force on October 17, 2019 to permit edibles, concentrates and other ingestibles to be available for sale no earlier than mid-December 2019. While regulations have been released, the impact of these regulatory changes on the business of the Company is unknown, and the proposed regulations may not be implemented at all or, if they are, may change significantly.

Further, Health Canada may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require the Company to revise its ongoing compliance procedures, requiring the Company to incur increased compliance costs and expend additional resources. There is no assurance that the Company will be able to comply or continue to comply with applicable regulations.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be publicly disclosed by a public company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of May 31, 2019, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) by and under the supervision of the Company’s management, including the CEO and the CFO. Based on this evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) were effective in providing reasonable assurance that material information relating to the Company is made known to them and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in such legislation.

Under the supervision of the CEO and CFO, the Company designed internal controls over financial reporting (as defined in National Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management team used COSO to design the Company’s internal controls over financial reporting.

It is important to understand that there are inherent limitations of internal controls as stated within COSO. Internal controls, no matter how well designed and operated, can only provide reasonable assurance to management and the Board of Directors regarding achievement of an entity’s objectives. A system of controls, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that an organization's disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. Even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

There have been no changes in the Company’s internal controls over financial reporting during the year ended May 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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APHRIA INC.

Management’s Discussion & Analysis

Subsequent events

Subsequent to year-end the Company’s subsidiary Marigold Projects Jamaica Limited received a retail Herb House licence from Jamaica’s Cannabis Licensing Authority to open its first store at the Peter Tosh Square, Unit 51, Pulse Center, 38a Trafalgar Road, overlooking the Peter Tosh Museum in New Kingston, Jamaica.

This MD&A contains forward-looking statements within the meaning of applicable securities legislation with regards to expected financial performance, strategy and business conditions. We use words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, general economic and market conditions, investment performance, financial markets, legislative and regulatory changes, technological developments, catastrophic events and other business risks. These forward-looking statements are as of the date of this MD&A and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

Some of the specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the following:

•	the intended expansion of the Company’s facilities and receipt of approval from Health Canada to complete such expansion;
•	the expected cost to produce a gram of dried cannabis;
•	the expected cost to process cannabis oil;
•	expectation with respect to product development and the market share thereof;
•	expectations with respect to crop rotation and harvest;
•	the anticipated future gross margins of the Company’s operations; and,
•	The Company’s investments in the United States, the characterization and consequences of those investments under Federal Law, and the framework for the enforcement of cannabis and cannabis-related offenses in the United States.

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